                   UNITED STATES                 ------------------------------
         SECURITIES AND EXCHANGE COMMISSION              OMB APPROVAL
                  Washington, D.C. 20549         ------------------------------
                                                 OMB Number:           3235-0145
                                                 Expires:        August 31, 1999
                                                 Estimated average burden
                                                 hours per response ....   14.90
                                                 ------------------------------

                                  SCHEDULE 13D
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No.  2 )*
                                            ---

                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    402040109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------


  1.      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Chase Venture Capital Associates, LLC
          13-337-6808
--------------------------------------------------------------------------------
  2.      Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                                                                [X]
          (b)                                                                [ ]

--------------------------------------------------------------------------------
  3.      SEC Use Only

--------------------------------------------------------------------------------
  4.      Source of Funds (See Instructions)
          WC

--------------------------------------------------------------------------------
  5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6.      Citizenship or Place of Organization
          Delaware

--------------------------------------------------------------------------------



                          7.      Sole Voting Power
                                  4,594,164
                         -------------------------------------------------------

                          8.      Shared Voting Power
     NUMBER OF                    Not applicable
      SHARES             -------------------------------------------------------
   BENEFICIALLY
   OWNED BY EACH         9.      Sole Dispositive Power
  REPORTING PERSON               4,594,164
       WITH              -------------------------------------------------------

                         10.      Shared Dispositive Power
                                  Not applicable
                         -------------------------------------------------------

--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,594,164

--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount in Row (11)
          20.8%

--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

           LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Page 2 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------

--------------------------------------------------------------------------------
  1.      Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Chase Equity Associates, LLC
          13-3371826
--------------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)                                                               [ ]
           (b)                                                               [ ]
--------------------------------------------------------------------------------
  3.       SEC Use Only

--------------------------------------------------------------------------------
  4.       Source of Funds (See Instructions)
           WC

--------------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6.       Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------

                          7.      Sole Voting Power
                                  518,910
                         -------------------------------------------------------

                          8.      Shared Voting Power
                                  Not applicable
     NUMBER OF           -------------------------------------------------------
      SHARES
   BENEFICIALLY           9.      Sole Dispositive Power
  OWNED BY EACH                   518,910
 REPORTING PERSON        -------------------------------------------------------
     WITH
                         10.      Shared Dispositive Power
                                  518,910
                         -------------------------------------------------------

--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person
          518,910
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount in Row (11)
          2.4%

--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               Page 3 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------


Preliminary Note:

                  The information contained herein has been adjusted to reflect a change in the reporting person's name and controlling persons.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Guitar Center, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5155 Clareton Drive, Agoura Hills, CA 91301.

Item 2.  Identity and Background.

                  The response to Item 2 is hereby amended in its entirety to read as follows:

                  This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017 and by Chase Equity Associates, LLC, a Delaware limited liability company, formerly Chase Equity Associates, L.P., a California limited partnership (hereinafter referred to as "CEA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

                  CEA is engaged in the venture capital and leveraged buyout business. The sole member of CEA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-CMC has delegated its management authority of CEA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CEA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  Ana Carolina Aidar
                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  David S. Britts
                  Arnold L. Chavkin
                  David Gilbert
                  Eric Green
                  Michael R. Hannon
                  Donald J. Hofmann
                  Jonathan Meggs
                  Stephen P. Murray
                  John M.B. O'Connor
                  Robert Ruggiero
                  Susan Segal
                  Shahan D. Soghikian
                  Lindsay Stuart

                               Page 4 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------
                  Jeffrey C. Walker
                  Timothy Walsh
                  Rick Waters
                  Damion E. Wicker, M.D.

                  Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Transactions Involving the Issuer

                  On June 5, 1996, in connection with a $70 million recapitalization of the Issuer (the "Recapitalization") and pursuant to a Recapitalization Agreement dated as of May 1, 1996 between the Issuer, CVCA and the other parties thereto (the "Recapitalization Agreement", a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), CVCA and CB Capital Investors, L.P. ("CBCI"), an affiliate of CVCA, purchased 332,640 and 187,110 shares of the Issuer's Junior Preferred Stock, respectively, for an aggregate purchase price of $33,264,000 and $18,711,000, respectively, and 336,000 and 189,000 shares of the Issuer's Common Stock, respectively, for an aggregate purchase price of $336,000 and $189,000, respectively.

                  In connection with the Recapitalization, each of CVCA and CBCI became parties to a Stockholders Agreement dated as of June 5, 1996 (the "Stockholders Agreement") and a Registration Rights Agreement dated as of June 5, 1996, as amended and restated as of May 28, 1999 (the "Registration Rights Agreement", a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), which granted the stockholders of the Issuer, including each of CVCA and CBCI, certain rights, including without limitation, the right to designate members of the Issuer's Board of Directors and the right to subscribe for a proportional share of certain future equity issuances by the Issuer and the right to cause the Issuer to register such shareholder's shares of equity at any time upon the request of at least 60% of the equity securities held by such holders, as well as the right to include their shares of equity securities in any registration of equity securities in any public offering and the Issuer has agreed to pay all costs associated with any such registrations. At the time of the Recapitalization, CVCA designated Jeffrey C. Walker, the managing general partner of CCP, the sole general partner of each of CVCA and CEA, as its designee on the Issuer's Board of Directors. Mr. Walker is presently a member of the Issuer's Board of Directors.

                  On October 29, 1996, CBCI sold its investment in the Issuer to CVCA for $18,900,000. Also on October 29, 1996, CVCA sold 24,948 shares of the Issuer's Junior Preferred Stock at a cost of $2,494,000 and 25,200 shares of the Issuer's Common Stock at a cost of $25,200 to the Guitar Center Investors Fund, LLC.

                  Pursuant to an Amended and Restated Memorandum of Understanding and Stock Option Agreement dated as of December 30, 1996 (the "Investor's Option Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), CVCA granted options ("Options") to purchase an aggregate of 22,641.52 shares of the Issuer's Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Issuer. The Options are presently exercisable and expire on December 30, 2001.

                  On March 14, 1997, the Issuer had an initial public offering of its Common Stock and as a result thereof, CVCA's Junior Preferred Stock was converted

                               Page 5 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------


into Common Stock at a rate of 6.67:1 and CVCA's unregistered Common Stock was converted into Common Stock at a rate of 2.5817:1. As a result of the public offering, CVCA received 4,589,164 shares of the Issuer's Common Stock. and the Stockholders Agreement terminated.

                  On May 6, 1998, pursuant to the Issuer's Amended and Restated 1996 Performance Stock Option Plan (the "Option Plan", a copy of which is attached hereto as Exhibit 4 and Incorporated herein by reference), Jeffrey C. Walker was granted an Incentive Stock Option (the "Option", a copy of which is attached hereto as Exhibit 5 and incorporated by reference) to purchase up to 5,000 shares of the Issuer's Common Stock at a purchase price of $28.5625 per share. The Option expires on May 6, 2008 and is subject to vesting as follows:
1,667 shares on May 6, 1999; 1,667 shares on May 6, 2000 and 1,666 shares on May 6, 2001. Mr. Walker is obligated to transfer any shares issued under the Option to CVCA. The Option, therefore allows CVCA, as transferee, to purchase up to 5,000 shares of the Issuer's Common Stock

                  On June 15, 1999 and June 16, 1999, CEA purchased the following shares of the Issuer's therefore, Common Stock in open market transactions:

      Date           Shares of Common Stock         Price/Share        Total Price
      ----           ----------------------         -----------        -----------
     6/15/99                  25,000                  $9.8125             $245,312.50
     6/15/99                 100,000                  $9.6250             $962,500.00
     6/15/99                 200,000                  $9.6250           $1,925,000.00
     6/15/99                 155,000                  $9.6250           $1,491,875.00
     6/15/99                  19,000                  $9.6250             $182,875.00
     6/15/99                   6,000                  $9.7500              $58,500.00
     6/16/99                  13,910                  $9.6250             $133,883.75

Source of Funds

                  The funds provided by CVCA for the purchase of the Issuer's Junior Preferred Stock and Common Stock were obtained from CVCA's contributed capital, which includes funds that are held available for such purpose. The funds provided by CEA for the purchase of the Issuer's Common Stock were obtained from CEA's contributed capital, which includes funds that are held available for such purpose. Each of CVCA and CEA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 4.  Purpose of Transaction.

                  The acquisition of the Issuer's equity securities has been made by CVCA and CEA for investment purposes. Although neither CVCA or CEA has a present intention to do so, each of CVCA and CEA may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of CVCA and CEA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

                  Except as set forth in this Item 4, neither CVCA or CEA has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA and CEA each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.


Item 5.  Interest in Securities of the Issuer.

                  The response to Item 5 is hereby amended in its entirety as follows:

                  CVCA may be deemed the beneficial owner of 4,594,164 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 20.8% of the Common Stock as of December 31, 1999. CVCA has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. CEA may be deemed beneficial owner of 518,910 shares of

                               Page 6 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------


the Issuer's Common Stock. CEA's deemed beneficial ownership represents 2.4% of the outstanding shares of Common Stock as of December 31, 1999. CEA has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

                  Except as reported in Item 3 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA and CEA, respectively, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by CVCA and CEA, respectively.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this
Item.

Item 7.  Material to be Filed as Exhibits.

       1. Recapitalization Agreement dated as of May 1, 1996, among the Issuer, CUCA and the other parties thereto, which is incorporated by reference to
Exhibit 10.2 in the Issuer's Registration Statement in Form S-1 (file No. 333-10491).

       2. Amended and Restated Registration Rights Agreement, dated as of May 28, 1999, among the Issuer and the Shareholders party thereto.

       3. Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 30, 1996 among CVCA, the other investors party thereto and certain members of the Issuer's management.

       4. Company's Amended and Restated 1996 Performance Stock Option Plan, as amended by Amendment No. 1 and the Modification to the Amended and Restated 1996 Performance Stock Option Plan, which are incorporated by reference to Exhibits 10.5, 10.24 and 10.28, respectively, in the issuer's Registration Statement on form S-1 (File No. 333-10491).

       5. *Incentive Stock Option dated as of May 6, 1998.


SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

                               Page 7 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   CHASE VENTURE CAPITAL ASSOCIATES, LLC
                   By:  Chase Capital Partners, Its Manager


                   By: /s/Jeffrey C. Walker
                       -------------------------------------------
                       Name:  Jeffrey C. Walker
                       Title: Managing General Partner of Chase Capital Partners


       February 10, 2000
------------------------------
           Date

                               Page 8 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------


                                                                      SCHEDULE A




                            CHASE CAPITAL CORPORATION
                            -------------------------



                                 Executive Officers
                                 ------------------

             Chief Executive Officer          William B. Harrison, Jr. *
             President                        Jeffrey C. Walker**
             Executive Vice President         Mitchell J. Blutt, M.D. **
             Vice President & Secretary       Gregory Meredith*
             Vice President and Treasurer     Elisa R. Stein**
             Vice President                   Marcia Bateson**
             Assistant Secretary              Robert C. Carroll*
             Assistant Secretary              Anthony J. Horan*
             Assistant Secretary              Denise G. Connors*

                                       Directors
                                       ---------

                                 William B. Harrison, Jr.*
                                   Jeffrey C. Walker**

-------------------------
         * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

         ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 9 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------
                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION


                               Executive Officers
                               ------------------

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director* *

                                  Directors***
                                  ------------


Name                             Principal Occupation or Employment;
                                 Business or Residence Address
                                 -----------------------------------------------
--------------------------------------------------------------------------------
Hans W. Becherer                 Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.            President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York  10019
--------------------------------------------------------------------------------
Susan V. Berresford              President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York  10017
--------------------------------------------------------------------------------
M. Anthony Burns                 Chairman of the Board and
                                   Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida  33166
--------------------------------------------------------------------------------

-----------------------

               * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

               ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

               *** Each of the persons named below is a citizen of the United
                   States of America.


                              Page 10 of 11 Pages

Issuer:  Guitar Center, Inc.            SCHEDULE 13D        CUSIP No.: 402040109
------

Name                             Principal Occupation or Employment;
                                 Business or Residence Address
                                 -----------------------------------------------
--------------------------------------------------------------------------------
H. Laurence Fuller               Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois  60563
--------------------------------------------------------------------------------
Melvin R. Goodes                 Retired Chairman of the Board and CEO
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, NJ  07950
--------------------------------------------------------------------------------
William H. Gray, III             President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.         President and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York  10017-2070
--------------------------------------------------------------------------------
Harold S. Hook                   Retired Chairman and Chief Executive Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas  77019
--------------------------------------------------------------------------------
Helene L. Kaplan                 Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York 10022
--------------------------------------------------------------------------------
Henry B. Schacht                 Director and Senior Advisor
                                 E.M. Warburg, Pincus & Co., LLC
                                 466 Lexington Avenue, 10th Floor
                                 New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley                Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York  10017
--------------------------------------------------------------------------------
Andrew C. Sigler                 Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut  06921
--------------------------------------------------------------------------------
John R. Stafford                 Chairman, President and
                                 Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey  07940
--------------------------------------------------------------------------------
Marina v.N. Whitman              Professor of Business Administration
                                 and Public Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI  48109-1220
--------------------------------------------------------------------------------


                              Page 11 of 11 Pages